1,E, 1/31/02

02013424

813810

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

RECEIVED FEB 05 2002 167

For the month of January, 2002
Commission file number: 0-15741

PROCESSED FEB 15 2002 THOMSON FINANCIAL

AB ELECTROLUX
(Translation of registrant's name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden
(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)
(Registrant)

Date: January 15, 2002

By /s/ William G. E. Jacobs

02-01-15 6k

PRESS RELEASE

Stockholm, January 14, 2002

Electrolux sells remaining parts of leisure-appliances product line

(ELUX) The Board of Directors of Electrolux has decided to exercise the option to sell the remaining parts of the leisure-appliances product line to EQT Northern Europe, a Northern European private equity firm.

The major part of this product line was divested to EQT as of July 2001. The agreement included an option for the Group to divest the remaining parts, i.e. operations in Germany and Slovakia, at a later date. These operations have annual sales of approximately SEK 1,100m and about 1,400 employees.

The divestment is expected to be finalized as of January 31, 2002, and will generate a capital gain for the Group of SEK 1,800m.

The leisure operation is a world leader in absorption refrigerators for recreational vehicles, hotel rooms and other applications. The part divested in July had annual sales of approximately SEK 4,200 and about 1,400 employees. The divestment generated a capital gain of SEK 3,120m for the Group.

EQT Northern Europe is a private equity fund with equity commitments totalling EUR 2 billion. EQT Partners AB, acts as advisor to EQT Northern Europe and has offices in Stockholm, Copenhagen, Helsinki and Munich. EQT realizes its business concept by acquiring medium-sized companies in Northern Europe and serving as an active owner in close cooperation with management.

Electrolux is the world's largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chain saws, lawn mowers, and garden tractors. In 2000, the Group had sales of SEK 124.5 billion and approximately 87,100 employees. Every year, customers in more than 150 countries buy more than 55 million Group products for both consumer and professional use under famous brands such as Electrolux, AEG, Zanussi, Frigidiare, Eureka, Husqvarna and Flymo.

The Electrolux Press Hotline can be reached at +46 8 657 65 07.

For cancellation of or changes to this fax distribution service, please return this document by fax to +46 8 738 74 61 and state your name, company, and fax number as well as what should be change.

AB ELECTROLUX (PUBL)

MAILING ADDRESS	TELEPHONE	TELEFAX	PRESS HOTLINE	WEB SITE
SE-105 45 STOCKHOLM SWEDEN	+46 8 738 60 00	+46 8 738 74 61	+46 8 657 65 07	www.electrolux.com